UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

HASHICORP, INC.

(Name of Issuer)

Class A Common Stock, $0.000015 par value per share

(Title of Class of Securities)

418100 103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 418100 103	Page 2

1	NAME OF REPORTING PERSON: Armon Dadgar I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,253,894(1)
	6	SHARED VOTING POWER 15,053,316(2)
	7	SOLE DISPOSITIVE POWER 3,253,894 (1)
	8	SHARED DISPOSITIVE POWER 15,053,316 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,307,210(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 13.7%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Consists of (i) 118,864 shares of Class A common stock and 480,916 shares of Class B common stock held of record by Armon Dadgar (the “Reporting Person”); (ii) 281,994 shares of Class A common stock and 2,057,036 shares of Class B common stock held of record by The Armon Memaran-Dadgar Living Trust for which the Reporting Person serves as trustee; and (iii) 315,084 shares of Class B common stock subject to options exercisable within 60 days of December 31, 2023.

(2)

Consists of (i) 1,517,548 shares of Class A common stock and 12,844,000 shares of Class B common stock held of record by Armon Dadgar 2020 Charitable Trust and (ii) 90,440 shares of Class A common stock and 601,3288 shares of Class B common stock held of record by Black Swan III, LLC which the Reporting Person controls.

(3)

The Percent of Class assumes conversion of all of the Reporting Person’s Class B common stock into Class A common stock, resulting in a total of 133,639,398 shares of Class A common stock outstanding (which reflects the sum of (x) 117,341,034 shares of Class A common stock outstanding as of December 1, 2023 and (y) 16,298,364 shares of Class A common stock issuable on conversion of the Reporting Person’s Class B common stock). Based on the total of 195,864,201 shares of the Issuer’s common stock outstanding as of December 1, 2023 (as reported in the Issuer’s Form 10-Q for the quarterly period ended October 31, 2023 filed with the Securities and Exchange Commission on December 7, 2023, and including 78,523,167 shares of Class B common stock), the Reporting Person beneficially owns 9.3% of the Issuer’s total outstanding common stock as of December 31, 2023.

Item 1

(a)	Name of Issuer:

HashiCorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

101 Second Street, Suite 700

San Francisco, California 94105

Item 2

(a)	Names of Person Filing:

Armon Dadgar

(b)	Address or principal business office or, if none, residence:

The address for the principal business office of Mr. Dadgar is:

c/o HashiCorp, Inc.

101 Second Street, Suite 700

San Francisco, California 94105

(c)	Citizenship:

United States

(d)	Title and Class of Securities:

Class A common stock, par value $0.000015 per share.

(e)	CUSIP No.:

418100 103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned: 18,307,210 (1)(2)

(b)	Percent of class: 13.7% (3)

(c)	Number of shares as to which the person has:

(i) Sole power to direct the vote: 3,253,894 (1)

(ii) Shared power to direct the vote: 15,053,316 (2)

(iii) Sole power to dispose or to direct the disposition of: 3,253,894 (1)

(iv) Shared power to dispose or to direct the disposition of: 15,053,316 (2)

(1)

Consists of (i) 118,864 shares of Class A common stock and 480,916 shares of Class B common stock held of record by the Reporting Person; (ii) 281,994 shares of Class A common stock and 2,057,036 shares of Class B common stock held of record by The Armon Memaran-Dadgar Living Trust for which the Reporting Person serves as trustee; and (iii) 315,084 shares of Class B common stock subject to options exercisable within 60 days of December 31, 2023.

(2)

Consists of (i) 1,517,548 shares of Class A common stock and 12,844,000 shares of Class B common stock held of record by Armon Dadgar 2020 Charitable Trust and (ii) 90,440 shares of Class A common stock and 601,328 shares of Class B common stock held of record by Black Swan III, LLC which the Reporting Person controls.

(3)

The Percent of Class assumes conversion of all of the Reporting Person’s Class B common stock into Class A common stock, resulting in a total of 133,639,398 shares of Class A common stock outstanding (which reflects the sum of (x) 117,341,034 shares of Class A common stock outstanding as of December 1, 2023 and (y) 16,298,364 shares of Class A common stock issuable on conversion of the Reporting Person’s Class B common stock). Based on the total of 195,864,201 shares of the Issuer’s common stock outstanding as of December 1, 2023 (as reported in the Issuer’s Form 10-Q for the quarterly period ended October 31, 2023 filed with the Securities and Exchange Commission on December 7, 2023, and including 78,523,167 shares of Class B common stock), the Reporting Person beneficially owns 9.3% of the Issuer’s total outstanding common stock as of December 31, 2023.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

/s/ Armon Dadgar
Armon Dadgar